Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited Ms. Judy Zhu, IR Director Phone: +86-510-8536-0401 E-mail: info@wsphl.com http://www.wsphl.com	CCG Investor Relations, Inc. Mr. Crocker Coulson, President Phone: +1-646-213-1915 (New York) E-mail: crocker.coulson@ccgir.com http://www.ccgirasia.com

WSP Holdings Announces Fourth Quarter

and Full Year 2008 Results

Wuxi, China, March 11, 2009 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2008.

Fourth Quarter 2008 Highlights

•

Net revenue was $299.3 million, an increase of 130.4% from the fourth quarter of 2007

•

Gross profit was $56.0 million, an increase of 68.5% from the fourth quarter of 2007

•

Gross margin was 18.7%, compared to 25.6% in the fourth quarter of 2007

•

Income from operations was $30.9 million, an increase of 34.7% from the fourth quarter of 2007

•

Net income was $27.8 million, up 65.9% from $16.7 million in the fourth quarter of 2007

•

Basic and diluted earnings per American Depository Share (“ADS,” each ADS represents two ordinary shares) were both $0.27 for the fourth quarter of 2008, compared to $0.20 for both in the fourth quarter of 2007

•

Won several supply contracts in February 2009 for a total of 142,777 tonnes of OCTG products to Chinese domestic oil and gas companies

Full Year 2008 Highlights

•

Net revenue was $912.1 million, an increase of 88.5% from 2007

•

Gross profit was $208.6 million, an increase of 65.8% from 2007

•

Gross profit margin was 22.9%, compared to 26.0% in 2007

•

Income from operations was $146.6 million, an increase of 41.6% from 2007

•

Net income was $99.3 million, an increase of 33.2% from 2007

•

Basic and diluted earnings per ADS were both $0.97, unchanged from 2007

•

WSP China was granted High and New Technology Enterprise status by the Chinese government, which reduced WSP China’s income tax rate from the uniform rate of 25% to a preferential rate of 15%

“In this quarter, despite a weak global economic environment, we experienced significant growth of our API business and continued to see solid growth in sales for our non-API products,” commented Mr. Longhua Piao, the Chairman and CEO of WSP Holdings.  “Our marketing and sales strategy at the beginning of 2008 emphasized international sales of OCTG products because of strong overseas demand for high-end non-API products and higher export prices for API products compared to Chinese domestic market prices for API products. In response to weakening international demand for OTCG products, we adjusted our strategy by concentrating on sales of OCTG products to domestic customers in the fourth quarter of 2008.”

“Changes in our sales mix to the Chinese domestic market helped offset some of our sales decreases in international markets.  Raw material costs decreased towards the end of the fourth quarter of 2008, while our average selling prices for API products decreased only slightly because selling prices for API products were largely determined by contracts entered into before the fourth quarter.  Domestic prices for our non-API products remained firm because our sophisticated proprietary technologies make our products attractive to customers.”

Fourth Quarter 2008 Results

WSP Holdings’ net revenue in the fourth quarter of 2008 was $299.3 million, an increase of 130.4% from $129.9 million in the fourth quarter of 2007.   Sales volume was 195,718 tonnes in the fourth quarter of 2008, up 80.5% from 108,460 tonnes in the fourth quarter of 2007.

The increase in net revenue in the fourth quarter of 2008 was primarily due to the strong growth in sales of API products and other products.  During the fourth quarter of 2008, domestic sales were $128.9 million and international sales were $170.4 million, which contributed to 43.1% and 56.9% of our total sales revenues, respectively.

Sales volume of API products was 138,751 tonnes in the fourth quarter of 2008, a 137.6% increase from 58,406 tonnes in the fourth quarter of 2007.  API product sales were $203.1 million in the fourth quarter of 2008, a 209.6% increase from $65.6 million in the fourth quarter of 2007 primarily due to an increase in sales of API products to customers in China during the fourth quarter of 2008.  Sales of other products were $36.2 million in the fourth quarter of 2008, up 84.7% from $19.6 million in the fourth quarter of 2007 primarily due to strong demand for green pipes in the domestic market.

Non-API products are custom-made to customers’ specifications using more stringent manufacturing standards than API products, and have higher average selling prices than API products.  Sales volume of non-API products was 28,433 tonnes in the fourth quarter of 2008, an increase of 16.7% from 24,368 tonnes in the fourth quarter of 2007. Sales of non-API products were $60.0 million in the fourth quarter of 2008, an increase of 34.4% from $44.7 million in the fourth quarter of 2007. Non-API products accounted for 20.1% of the Company’s net revenue in the fourth quarter of 2008, compared to 34.4% in the fourth quarter of 2007. The decrease of non-API product sales in terms of percentage to total sales was primarily due to the sudden increased demand of API products from domestic markets.

Gross profit in the fourth quarter of 2008 was $56.0 million, an increase of 68.5% from $33.2 million in the fourth quarter of 2007. Gross margin in the fourth quarter of 2008 was 18.7%, compared to 25.6% in the fourth quarter of 2007.  Gross margin decreased mainly because of higher sales percentages of API products and green pipes which have lower margins than non-API products.

Operating expenses in the fourth quarter of 2008 were $25.1 million, an increase of 143.8% from $10.3 million in the fourth quarter of 2007.  Operating expenses increased because of higher general and administrative expenses primarily related to the provisions for bad debt that resulted from uncollectable letters of credit from a Russian bank which was unable to make payment due to the bank’s financial difficulties, increased professional fees as result of being a public company, and higher salary expenses due to the hiring of additional employees.  Marketing and selling expenses increased because of increased sales commissions to sales representatives involved in overseas sales.  The increase in other operating income was primarily due to a government subsidy to one of the Company’s principal operating subsidiaries, Jiangsu Fanli Pipe Co., Ltd.

Income from operations in the fourth quarter of 2008 was $30.9 million, an increase of 34.7% from $23.0 million in the fourth quarter of 2007.  Operating margin was 10.3% in the fourth quarter of 2008, compared to 17.7% in the fourth quarter of 2007.

Net interest expense was $4.6 million in the fourth quarter of 2008, compared to $2.8 million in the fourth quarter of 2007.  Net interest expense increased because of larger bank loans due to more working capital required for the increased scale of operations, which was partially offset by lower interest rates as well as interest income earned from the proceeds of the Company’s initial public offering. There was an income tax benefit of $3.9 million in the fourth quarter of 2008, compared to income tax expenses of $1.2 million in the fourth quarter of 2008.  The tax benefit was recognized because WSP China was granted “High and New Technology Enterprise” status by the Chinese government in the fourth quarter of 2008, which reduced WSP China’s income tax rate from 25% to 15%, effective retroactively as of January 1, 2008.  Accordingly, provisions for income taxes accrued in excess of 15% up to the end of third quarter of 2008 of $9.1 million were reversed in the fourth quarter of 2008, resulting in a net tax credit of $3.9 million.

Net income was $27.8 million in the fourth quarter of 2008, an increase of 65.9% from $16.7 million in the fourth quarter of 2007.

Basic and diluted earnings per ADS were both $0.27 for the fourth quarter of 2008, compared to $0.20 for both in the fourth quarter of 2007.

There were 205,789,800 fully diluted weighted average ordinary shares outstanding in the fourth quarter of 2008, compared to 164,836,391 in the fourth quarter of 2007.

Full Year 2008 Financial Results

For the full year 2008, net revenue was $912.1 million, up 88.5% from $483.8 million in 2007.  Revenues from non-API products grew 93.5% from $152.4 million in 2007 to $294.8 million in 2008, and revenues from API products increased 75.1% from $288.6 million in 2007 to $505.3 million in 2008.  Revenues from other products increased 161.4% from $42.8 million in 2007 to $112.0 million in 2008.

Gross profit for the full year 2008 was $208.6 million, an increase of 65.8% from $125.8 million in 2007.  Gross margin was 22.9% in 2008, compared to 26.0% in 2007.  Income from operations for 2008 was $146.6 million, up 41.6% from $103.6 million in 2007. Operating margin was 16.1% in 2008, compared to 21.4% in 2007.  Net income for the full year 2008 was $99.3 million, an increase of 33.2% from $74.6 million in 2007.  Basic and diluted earnings per ADS were both $0.97 in 2008, compared to $0.97 for both in 2007.

Financial Condition

As of December 31, 2008, the Company had cash and cash equivalents and bank balances of $89.1 million from $180.1 million as of December 31, 2007.  Restricted cash totaled $232.0 million as of December 31, 2008, compared to $120.8 million as of December 31, 2007. Inventory and accounts receivable increased proportionately with increased overall production.

Working capital was $123.2 million as of December 31, 2008, compared to $203.0 million as of December 31, 2007.  Total shareholders’ equity was $482.6 million as of December 31, 2008, up from $341.1 million as of December 31, 2007.

Recent Developments

In February, 2009, the Company won a contract with CNPC in a bidding process to supply an aggregate of 90,202 tonnes of OCTG to CNPC.  In addition, WSP Holdings received direct purchase orders for a total of 52,575 tonnes of OCTG from CNPC, SINOPEC and Shaanxi Yanchang Petroleum (Group) Co., Ltd.

In February 2009, WSP Holdings’ wholly-owned subsidiary Songyuan Seamless Oil Pipes Company Limited completed the construction of a new facility with a pipe finishing capacity of 60,000 tonnes per annum and began its trail production.

Liaoyang Seamless Oil Pipes Company Limited, a 70%-owned subsidiary, began trial production on a recently completed production line with pipe finishing capacity of 60,000 tonnes per annum.

WSP Holdings’ wholly-owned major operating subsidiary Wuxi Seamless Oil Pipes Company Limited expanded its production capacity by introducing two new threading lines, with annual production capacity of 60,000 tonnes and 100,000 tonnes, respectively.

Business Outlook

For the full calendar and fiscal year 2009, WSP Holdings expects to generate net revenue between $650 million and $750 million and net income in the range of $70 million to $80 million.

“In 2009, we expect selling prices in China for our non-API products to remain at current levels for some time because our products are needed in extreme oil and gas exploration environments and our customers recognize the technological advantages of our products, such as our T-series premium connection and anti-corrosion pipes which use our proprietary technologies. Our non-API products have price advantages compared to our international competitors because of our lower costs of production, and we provide faster delivery to our international customers than most of our international competitors to attract more international customers. It is difficult to predict how selling prices for our API products in China will change during the remainder of 2009 because of a current oversupply of API products and aggressive price competition in the Chinese market.  Based on the purchase contracts we won in February 2009, we estimate that average selling prices to our largest domestic customers will be lower and order volume will remain constant throughout 2009,” commented Mr. Piao. “Looking forward, we cannot predict what will happen to raw material prices in 2009, which will have an important impact on our API and non-API sales margins.”

“We welcome the economic stimulus package announced by the Chinese government which aims to increase spending on domestic civil and industrial infrastructure projects, particularly the West-to-East Gas Pipeline Project, which will encourage the domestic energy sector to grow and increase the demand for OCTG.  We will also continue to expand our OCTG business to other regions, including Africa, the Middle East, Central and South America and Southeast Asia, to minimize the impact of declining sales in North America.”

“We have begun construction of new facilities in the Xinjiang Autonomous Region, which will allow us to lower manufacturing and transportation costs, take advantage of low regional labor costs in the region, and be in closer proximity to raw material sources and our customers’ oilfields in central and western China.  We are developing these facilities to address Chinese domestic demand for API and non-API products,” concluded Mr. Piao.

Conference Call

WSP Holdings’ management will host a conference call at 9:00 a.m. Eastern Daylight Time on Wednesday, March 11, 2009 to discuss results for its fiscal quarter and year ended December 31, 2008.  To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 800-659-2032. International callers should call 617-614-2712. The Conference Pass Code is 854 384 09.

Replay of the conference call will be available from 11:00 a.m. Eastern Daylight Time on Wednesday, March 11, 2009 to Wednesday, March 18, 2009.  To access the replay, call 888-286-8010. International callers should call 617-801-6888.  The Conference Pass Code is 634 469 56.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings’ website: http://www.wsphl.com/. To listen to the live webcast, please go to WSP Holdings’ website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings’ website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Among other things, the Company’s outlook for 2009 and quotations from management in this announcement contain forward-looking statements.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, the Company’s ability to develop and market new products, the ability to access capital for expansion, changes from anticipated levels of sales, changes in national or regional economic and competitive conditions, changes in relationships with customers, changes in principal product profits and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities.  The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release was developed by WSP Holdings, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock.  This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by WSP Holdings to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

Financial Tables Follow

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months	3 Months	12 Months	12 Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007

Net revenues	$299,307	$129,882	$912,090	$483,783
Cost of revenues	(243,294)	(96,640)	(703,531)	(357,997)
Gross profit	56,013	33,242	208,559	125,786

Selling and marketing expenses	(6,682)	(4,273)	(22,770)	(8,578)
General and administrative expenses	(20,462)	(5,855)	(41,740)	(13,591)
Other operating income (expenses)	2,060	(160)	2,589	(32)
Income from operations	30,929	22,954	146,638	103,585

Interest income	1,247	952	7,694	2,074
Interest expenses	(5,810)	(3,737)	(23,013)	(12,615)
Other income	192	58	767	212
Exchange differences	(1,737)	(1,593)	(6,984)	(1,898)
Income before provision for income
taxes and minority interests	24,821	18,634	125,102	91,358

Provision for income taxes	3,909	(1,167)	(24,405)	(15,188)

Net income before minority interests	28,730	17,467	100,697	76,170
Earnings in equity investment	1	-	1	-
Minority interests	(972)	(735)	(1,349)	(1,609)
Net income	$27,759	$16,732	$99,349	$74,561
Weighted average ordinary
shares used in computation
of earnings per share
Basic	205,789,800	164,130,435	205,663,247	153,561,644
Diluted	205,789,800	164,836,391	205,663,247	153,738,133

Earnings Per Ordinary Share
Basic	$0.13	$0.10	$0.48	$0.49
Diluted	$0.13	$0.10	$0.48	$0.48

Earnings Per ADS
Basic	$0.27	$0.20	$0.97	$0.97
Diluted	$0.27	$0.20	$0.97	$0.97

Note:      Each ADS represents two ordinary shares

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2008	December 31, 2007

Assets
Cash and cash equivalents and bank balances	$89,097	$180,130
Restricted cash	231,988	120,759
Accounts and bills receivable, net	246,463	137,497
Other current assets	351,828	187,656
Total Current Assets	919,376	626,042

Property and equipment, net	307,227	185,136
Land use rights	38,814	9,553
Other non-current assets	45,194	6,490
Total Assets	1,310,611	827,221

Current liabilities	796,135	423,032
Other liabilities	12,481	59,063
Total Liabilities	808,616	482,095

Minority interests	19,389	4,002
Total shareholders' equity	482,606	341,124
Total Liabilities, Minority Interests and Shareholders' Equity	$1,310,611	$827,221